Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 16, 2017

Relating to Preliminary Prospectus issued June 12, 2017

Registration Statement No. 333-217240

Altice USA, Inc.

Update to Preliminary Prospectus
Issued June 12, 2017

This free writing prospectus relates only to the initial public offering of Class A common stock of Altice USA, Inc. and should be read together with the preliminary prospectus issued June 12, 2017 related to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-217240) relating to these securities.

In response to a comment received on June 14, 2017 from the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”), on June 16, 2017, Altice USA, Inc. filed Amendment No. 4 to the Registration Statement on Form S-1(“Amendment No. 4”), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1702780/000104746917004071/a2232454zs-1a.htm

References to “Altice USA”, “the Company”, “we” and “our” and other terms in this free writing prospectus are used in the manner described in the Preliminary Prospectus.

The SEC comment requested that pro forma net loss per share be presented using the historical share count giving effect to the Organizational Transactions to be completed prior to the offering.  Amendment No. 4 reflects these changes in the Unaudited Pro Forma Consolidated Financial Information.  The updated information is summarized below:

	For the year ended December 31, 2016	For the three months ended March 31, 2016
Pro forma net loss attributable to Altice USA, Inc. stockholders	$(721,572)	$(190,075)
Historical weighted average shares of common stock outstanding—basic and diluted (in thousands)	0.1	0.1
Pro forma adjustment to reflect the assumed issuance of common stock (in thousands)	725,000	725,000
Weighted average shares of common stock outstanding used in computing the pro forma net loss per share (in thousands) —basic and diluted	725,000	725,000
Pro forma net loss per share — basic and diluted*	$(1.00)	$(0.26)

* The pro forma net loss per share data for the year ended December 31, 2016 and three months ended March 31, 2016 gives effect to the issuances of common stock in connection with the Organizational Transactions, as if they occurred at the beginning of the period.  Prior to the completion of the offering, the pre-offering number of shares of common stock outstanding will be increased to reflect the issuance of shares to capitalize the notes payable to affiliates and related parties based on the initial public offering price, following which shares of the Company’s Class A common stock and Class B common stock will issued to shareholders in a recapitalization such that there will be approximately 725 million shares of Class A common stock and Class B common stock outstanding prior to this offering.  Shares of Class B common stock will only be issued to CVC 3 and A4 S.A. in the Organizational Transactions.  All other existing shareholders will receive shares of Class A common stock.

In addition, the following additional updates were included in Amendment No. 4:

1

In the last bullet point under the heading “Summary—Ownership and Organization—Organizational Transactions,” “Uppernext” was changed to “A4 S.A.”

In the last table in the “Dilution” section, the Existing stockholders and the Total line items for the amount of “Total Consideration (in thousands)” were updated to $4,268,662 and $4,618,662, respectively.

In the last bullet point under the heading “Pro forma Balance Sheet (unaudited)” in Note 1 to the unaudited condensed consolidated financial statements of Altice USA and in the last bullet point in Note 19 to the audited consolidated financial statements of Altice USA, added “the family of” after “by.”

Altice USA, Inc. has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Altice USA, Inc. has filed with the SEC for more complete information about Altice USA, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Altice USA, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: (866) 803-9204, email: prospectus-eq_fi@jpmchase.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, via telephone at 1-800-831-9146; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526, facsimile at (212) 902- 9316, or email at prospectus-ny@ny.email.gs.com.